Mail Stop 3561

January 14, 2010

VIA U.S. MAIL

Peter C. Walsh
Senior Vice President and General Counsel
Ameristar Casinos, Inc.
3773 Howard Hughes Parkway, Suite 490S
Las Vegas, NV 89169

> **Re: Ameristar Casinos, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed January 12, 2010**
> **File No. 333-163578 & -01 to -11**

Dear Mr. Walsh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional concerns.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.2

1. Please revise the last sentence of the third paragraph on page 1 to clarify that counsel has relied on the listed sources as to factual matters only.

2. Please have counsel provide an explanation for assumption (i) in the last paragraph of page 1. Alternatively, delete this assumption.

3. Please have counsel delete the last paragraph on page 2 or confirm that it will refile the opinion dated the date of effectiveness.

Exhibit 5.3

4. Please have counsel delete the first paragraph on page 3 or confirm that it will refile the opinion dated the date of effectiveness.

5. Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph.

Exhibit 5.4

6. Please revise the third sentence of the final paragraph on page 2 to clarify that counsel has relied on the listed sources as to factual matters only.

7. Please have counsel remove the statement ". . . but render this opinion as though the internal laws of the State of Mississippi have been so designated."   We view this statement as an unacceptable qualification. Because New York law governs the Indenture and Guarantees, an opinion regarding the Guarantors' corporate authority must extend to contracts under New York law.

8. Please have counsel delete the penultimate paragraph on page 4 or confirm that it will refile the opinion dated the date of effectiveness.

9. Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph.

Exhibit 5.5

10. Counsel may examine any documents that it believes necessary to render its opinion. Therefore either delete the listing of documents that begins on page 1 or revise to state that counsel has examined all other documents necessary to render its opinion.

11. Please have counsel delete the penultimate paragraph on page 4 or confirm that it will refile the opinion dated the date of effectiveness.

12. Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the first sentence of the last paragraph.

Exhibit 5.6

13. Please have counsel delete the second and third sentences of the last paragraph or confirm that it will refile the opinion dated the date of effectiveness.

14. Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the penultimate sentence of the last paragraph.

Exhibit 5.7

15. Please have counsel delete the penultimate paragraph on page 3 or confirm that it will refile the opinion dated the date of effectiveness.

16. Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 if you have any questions regarding comments.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (310) 552-7038
      Mark Lahive, Esq.
      Gibson, Dunn & Crutcher LLP